Exhibit 99.3

ObsEva Reports First Quarter 2018 Financial Results and Provides Business Update

-Key First Quarter 2018 Clinical Milestones Achieved

-	Patient randomization completed in Phase 2b EDELWEISS trial of OBE2109 in Endometriosis, results expected by the end of Q2:18, and

-	Primary endpoint achieved in Phase 3 IMPLANT2 trial of nolasiban in IVF, Live Birth Rate data expected in Q4:18

Geneva, Switzerland and Boston, MA – May 16, 2018 - ObsEva SA (NASDAQ: OBSV), a clinical-stage biopharmaceutical company focused on the development and commercialization of novel therapeutics for serious conditions that compromise a woman’s reproductive health and pregnancy, today reported financial results for the quarter ended March 31, 2018, and provided a business update outlining recent corporate progress and upcoming milestones.

"2018 is off to a very good start for ObsEva, with the first quarter announcement of positive IMPLANT2 phase 3 results for nolasiban in IVF” said Ernest Loumaye, co-founder and Chief Executive Officer of ObsEva. “Along with our GnRH antagonist OBE2109, we now believe that we have two late clinical-stage compounds with the potential to significantly improve the treatment of important medical conditions that impact the lives of millions of women globally”.

Recent Pipeline Highlights

•

Positive Phase 3 IMPLANT 2 trial top line results were disclosed in February 2018 for ObsEva’s oral oxytocin receptor antagonist nolasiban, given as a single dose, 4 hours prior to a single embryo transfer (ET) and designed to improve clinical pregnancy and live birth rates in women undergoing in-vitro fertilization (IVF).  The primary endpoint was achieved, with a 10-week ongoing pregnancy rate of 35.6% for nolasiban treated patients vs. 28.5% for placebo treated patients, a 25% relative increase (p= 0.031).  In the ET Day 5 subgroup, the relative increase was 32% and the absolute increase was 11.2% in favor of nolasiban (nolasiban 45.9% and placebo 34.7%, p = 0.034). In addition, nolasiban treatment was safe and well tolerated with no difference in rates of discontinuation from treatment emergent adverse events (TEAE’s) nor the incidence of serious adverse events (SAE’s) as compared to placebo.

•

Patient randomization was completed in the first quarter of 2018 for the EDELWEISS Phase 2b clinical trial of OBE2109, ObsEva’s oral GnRH receptor antagonist for the treatment of endometriosis.  The trial enrolled nearly 330 patients combined in Europe and the U.S., and is comparing 4 different doses of OBE2109 to placebo, with the goal of identifying dosages that can alleviate pain symptoms utilizing either partial or full estrogen suppression to offer  potential alternatives both with and without hormonal add back therapy (ABT).

•

Patient enrollment continued in the PRIMROSE 1 and PRIMROSE 2 Phase 3 clinical trials of OBE2109 for the treatment of uterine fibroids, with a target enrollment of approximately 1,000 women in total (US and Europe). These trials  are designed to reduce heavy menstrual bleeding (HMB) associated with uterine fibroids, with efficacy and safety of 2 doses being studied, one with ABT and one without ABT.

•

First patients were enrolled in the PROLONG Phase 2a clinical trial of OBE022, ObsEva’s oral prostaglandin F2 alpha receptor antagonist for the treatment of pre-term labor in pregnant women between 24 and 34 weeks of gestation.

Upcoming Milestones

ObsEva expects to achieve the following clinical and regulatory milestones during 2018:

•

12-week results from the Phase 2b EDELWEISS clinical trial of OBE2109 for the treatment of endometriosis, by the end of Q2:18 and readout of 24-week treatment data, including bone mineral density measurement in Q4:18. End-of-phase 2 meeting with regulatory authorities to discuss the design of the phase 3 program for that indication is expected by the end of 2018.

•

Given current trends, completion of patient enrollment in the Phase 3 PRIMROSE 2 trial of OBE2109 for the treatment of uterine fibroids continues to be targeted for the end of 2018, while PRIMROSE 1 enrollment completion is anticipated in Q1:19.

•

Results of live birth rate and 28-day neonatal safety from the Phase 3 IMPLANT2 clinical trial of nolasiban in IVF in Q4:18. Post consultation with regulatory authorities, initiation of a US Phase 3 clinical development program is planned for Q4:18.

•	Safety, tolerability and pharmacokinetics in pregnant women, and interim efficacy from the Phase 2a PROLONG clinical trial of OBE022 in pre-term labor in Q4:18.

First Quarter 2018 Financial Results

Net loss for the first quarter of 2018 was $19.8 million, or ($0.54) per basic and diluted share, vs. $15.5 million or ($0.58) per basic and diluted share for the first quarter of 2017. Research and development expenses were $16.3 million and general and administrative expenses were $3.6 million for the quarter ended March 31, 2018, vs.  $13.1 million and $2.7 million, respectively, for the quarter ended March 31, 2017. Our first quarter 2018 net loss included non-cash expenses of $2.4 million for share-based compensation, vs.  $2.3 million in the first quarter of 2017.

As of March 31, 2018, ObsEva had cash and cash equivalents of $95.4 million.

Conference Call Information

ObsEva will host a conference call and audio webcast today at 8:00 a.m. Eastern Time, 2 p.m. Central European Time, to provide a business update and discuss first quarter 2018 financial results. To participate in the conference call, please dial 844-419-1772 (U.S.) or (213) 660-0921 (international) and refer to conference ID 5663506. The webcast can be accessed under the “Investors” section of ObsEva’s website www.obseva.com

About ObsEva

ObsEva is a clinical-stage biopharmaceutical company focused on the clinical development and commercialization of novel therapeutics for serious conditions that compromise a woman's reproductive health and pregnancy. Through strategic in-licensing and disciplined drug development, ObsEva has established a late-stage clinical pipeline with development programs focused on treating endometriosis, uterine fibroids, preterm labor and improving IVF outcomes. ObsEva is listed on the NASDAQ Global Select Market and is trading under the ticker symbol "OBSV". For more information, please visit www.ObsEva.com.

Cautionary Note Regarding Forward Looking Statements

Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as "believe", "expect", "may", "plan," "potential," "will," and similar expressions, and are based on ObsEva’s current beliefs and expectations. These forward-looking statements include expectations regarding the clinical development of ObsEva’s product candidates and the timing of enrollment in and data from clinical trials. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Risks and uncertainties that may cause actual results to differ materially include uncertainties inherent in the conduct of clinical trials, ObsEva’s reliance on third parties over which it may not always have full control, and other risks and uncertainties that are described in the Risk Factors section of ObsEva’s Annual Report on Form 20-F for the year ended December 31, 2017, and other filings ObsEva makes with the SEC. These documents are available on the Investors page of ObsEva’s website at http://www.obseva.com. Any forward-looking statements speak only as of the date of this press release and are based on information available to ObsEva as of the date of this release, and ObsEva assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.

Media Contact:

Marion Janic

RooneyPartners LLC

mjanic@rooneyco.com

212-223-4017

CEO Office Contact:

Shauna Dillon

Shauna.dillon@obseva.ch

+41 22 552 1550

Investor Contact:

Mario Corso

Senior Director, Investor Relations

mario.corso@obseva.com

857-972-9347 office

781-366-5726 mobile

Consolidated Statements of Comprehensive Loss

	For the three-months ended March 31,
(in USD ’000, except per share data)	2018	2017
	unaudited
Operating income other than revenue	5	6
OPERATING EXPENSES
Research and development expenses	(16,342)	(13,057)
General and administrative expenses	(3,649)	(2,745)
Total operating expenses	(19,991)	(15,802)
OPERATING LOSS	(19,986)	(15,796)
Finance income	155	258
Finance expense	—	—
NET LOSS BEFORE TAX	(19,831)	(15,538)
Income tax benefit	25	—
NET LOSS FOR THE PERIOD	(19,806)	(15,538)
Net loss per share
Basic	(0.54)	(0.58)
Diluted	(0.54)	(0.58)
Weighted Average Number of Shares Outstanding	36,389,578	26,623,553

Consolidated Balance Sheets

(in USD ’000)	March 31, 2018	December 31, 2017
	unaudited	audited
ASSETS
Current assets
Cash and cash equivalents	95,435	110,841
Other receivables	791	783
Prepaid expenses	1,786	1,490
Total current assets	98,012	113,114
Non-current assets
Furniture, fixtures and equipment	310	323
Intangible assets	21,608	21,608
Other long-term assets	192	190
Total non-current assets	22,110	22,121
Total assets	120,122	135,235
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current tax liability	27	51
Other payables and current liabilities	1,613	2,865
Accrued expenses	10,106	6,514
Total current liabilities	11,746	9,430
Non-current liabilities
Post-employment obligations	3,063	3,099
Other long-term liabilities	53	55
Total non-current liabilities	3,116	3,154
Shareholders’ equity
Share capital	2,871	2,864
Share premium	220,141	219,335
Reserves	8,721	7,119
Accumulated losses	(126,473)	(106,667)
Total shareholders’ equity	105,260	122,651
Total liabilities and shareholders’ equity	120,122	135,235

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